

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2013

Via Facsimile
Mr. Roland M. Larsen
Chief Executive Officer
Sharpe Resources Corporation
3258 Mob Neck Road
Heathsville, VA 22473

> **Re:** **Sharpe Resources Corporation**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-34399**

Dear Mr. Larsen:

We issued comments on the above captioned filing on December 21, 2012. On May 8, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3311 if you have any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief